3330 Cumberland Blvd., Suite 800	ph/ 678.742.8000
Atlanta, Georgia 30339	fx/ 678.742.8300

August 29, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement on
Form S-3 Filed for Russell Corporation
(Commission File No. 333-116854)

Ladies and Gentlemen:

The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-3, File No. 333-116854 (the "Registration Statement"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Registration Statement was originally filed on June 25, 2004, and pre-effective Amendment No.1 thereto was filed on October 6, 2005. The Registration Statement has not been declared effective. No securities were issued or sold pursuant thereto and the Registrant did not ever print or distribute any preliminary prospectus.

The Registrant is requesting withdrawal of the Registration Statement due to the Registrant's decision not to proceed with an offering of the securities registered thereby and as a result of the recent acquisition of the Registrant by Berkshire Hathaway Inc.

Pursuant to the requirements of Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

RUSSELL CORPORATION

By:	/s/ Floyd G. Hoffman
Floyd G. Hoffman
Senior Vice President,
General Counsel and Secretary